[SeaWorld Entertainment, Inc. Letterhead]

November 20, 2014

VIA EDGAR AND OVERNIGHT MAIL

Linda Cvrkel

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 3720

100 F Street, NE

Washington, DC 20549

Re:	SeaWorld Entertainment, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed March 21, 2014
File No. 1-35883

Dear Ms. Cvrkel:

We refer to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated August 22, 2014, to SeaWorld Entertainment, Inc. (the “Company”), our response letter to the Staff dated September 22, 2014, the comment letter from the Staff dated September 29, 2014 and our response letter to the Staff dated October 14, 2014. The Company submits this letter in response to the comment letter from the Staff dated November 7, 2014, concerning the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013.

To assist in your review, we have retyped the Staff’s comment (displayed in italics) below, with the Company’s response set forth immediately below the Staff’s comment.

Note 11. Long-Term Debt, page F-17

1. Please include expanded narrative discussion in the restatement note to disclose the amount of costs or fees that should have been capitalized, expensed, written-off and/or reflected as a loss on debt extinguishment in connection with each modifications as they pertain to Amendment Nos. 1, 2, 3, 4, and 5 of the senior secured credit facilities. In this regard, describe the financial statement correction impact resulting from each separate Amendment.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that, in the appropriate future filings of the Company, including our Annual Report on Form 10-K for the fiscal year ending December 31, 2014, the Company will include an expanded narrative discussion in the revision of previously issued financial statements section of the long-term debt note to disclose the amount of costs or fees that should have been capitalized, expensed, written-off and/or reflected as a loss on debt extinguishment in connection with each modification as they pertain to each of Amendment Nos. 1, 2, 3, 4, and 5 of the senior secured credit facilities, as applicable. In addition, the Company will also describe the financial statement correction impact resulting from each separate Amendment.

* * * * *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We welcome any questions you may have and thank you for your attention to our filings. We request that should you require further clarification or additional information, please direct any questions or comments regarding the foregoing to the undersigned at (407) 226-5081 or Jim.Heaney@seaworld.com.

Sincerely,

/s/ James M. Heaney
James M. Heaney
Chief Financial Officer

cc:	Igor Fert, Simpson Thacher & Bartlett LLP (via email)
Kara Klinger, Deloitte & Touche LLP (via email)

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